Free Writing Prospectus (to the Preliminary Prospectus dated June 3, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-159690 Dated: June 3, 2009

Domtar Corporation

Pricing Term Sheet

Issuer:	Domtar Corporation
Security:	10.75% Senior Notes due 2017
Size:	$400,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	June 1, 2017
Coupon:	10.75%
Price:	96.157%
Yield to maturity:	11.500%
Spread to Benchmark Treasury:	+822 bps
Benchmark Treasury:	4.5% UST due May 15, 2017
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2009
Optional Redemption:
Make-whole call	At any time at a discount rate of Treasury plus 50 basis points
Underwriting discount:	2.00%
Net Proceeds to Issuer Before Expenses:	$376,628,000
Net Proceeds to Issuer After Expenses:	$375,628,000
Trade Date:	June 3, 2009
Settlement:	T+4; June 9, 2009
CUSIP / ISIN:	257559AG9 / US257559AG94
Ratings:	Ba3/BB-
Denominations:	$1,000 x $1,000
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley Incorporated & Co.
Co-Managers:

Banc of America Securities LLC

RBC Capital Markets Corporation

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Desjardins Securities International Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

NBF Securities (USA) Corp.

TD Securities (USA) LLC

Fortis Securities LLC

Rabo Securities USA, Inc.

The Tender Offer

On June 3, 2009, the Issuer amended the Tender Offer to increase the Tender Cap to $400,000,000. Defined terms used and not defined herein shall have the meaning provided in the Preliminary Prospectus (as defined below).

Capitalization

The following updates the as adjusted information set forth in the capitalization table set forth on pages 30 and 31 in the Issuer’s Preliminary Prospectus, dated June 3, 2009 (the “Preliminary Prospectus”), relating to the Notes to give effect to the increase in the Tender Cap pursuant to the Tender Offer to $400,000,000 and the increase in the aggregate principal amount of the Notes to be offered and sold to $400,000,000. The as adjusted information assumes that the total amount of funds required to purchase notes accepted for purchase pursuant to the Tender Offer is $409.4 million.

	As of March 31, 2009
(In millions of dollars)	Actual	As adjusted
	(unaudited)
Cash and cash equivalents(1)	$145	$125

Short-term bank indebtedness(2)	52	52

Long-term debt (including portion due within one year):
Credit Agreement:
Revolving credit facility due 2012(3)	$150	$150
Term loan facility due 2014(4)	610	610
Unsecured debentures and notes(5):
7.875% notes due 2011	561	145
5.375% notes due 2013	324	324
7.125% notes due 2015	399	399
9.5% debentures due 2016	139	139
Notes offered hereby(6)	—	385
Capital lease obligations with maturities between 2009 and 2028	26	26
Other	4	4

Total long-term debt	$2,213	$2,182

Shareholders’ equity:
Common stock: $0.01 par value; authorized 2,000,000,000 shares; 495,293,490 shares issued and outstanding, actual and as adjusted	$5	$5
Exchangeable shares: no par value; unlimited number authorized; 20,280,936 shares issued and held by non-affiliates, actual and as adjusted	134	134
Additional paid-in capital	2,751	2,751
Accumulated deficit(7)	(571)	(565)
Accumulated other comprehensive loss	(246)	(246)

Total shareholders’ equity	2,073	2,079

Total capitalization	$4,338	$4,313

(1)	Cash and cash equivalents, as adjusted, reflect payment of the premium to redeem our 7.875% notes due 2011, accrued and unpaid interest, underwriting fees and offering expenses. As of May 31, 2009, on an actual basis, the Company had $324 million of cash on hand and had $60 million utilized under its securitization program. The Company intends to reduce the utilization of its securitization program by $40 million which will have a corresponding impact on the Company’s working capital requirements and will reduce the Company’s cash on hand by an equivalent amount. See “Use of proceeds.”

(2)	Represents checks outstanding.

(3)	$750 million facility, of which $549 million was available as at March 31, 2009, after giving effect to $51 million of outstanding letters of credit.

(4)	The Company intends to make a $2 million mandatory quarterly amortization payment.

(5)	Amounts reflect fair value adjustments arising out of the Transaction as reflected in our balance sheet as of March 31, 2009. The unsecured debentures and notes had the following nominal principal amounts as of March 31, 2009:

7.875% notes due 2011	$540
5.375% notes due 2013	$350
7.125% notes due 2015	$400
9.5% debentures due 2016	$125

The adjusted amount for the 7.875% notes due 2011 reflects the reduction in the outstanding principal amount of $400 million plus the related fair value adjustment attributable thereto.

The premiums or discounts associated with each series of debt securities reflect the fair value market value adjustment relating to the Contribution as of March 7, 2007.

(6)	The notes will be issued at 3.843% discount and are recorded at their discounted amount, with the discount to be amortized over the life of the notes.
(7)	The $6 million adjustment represents the gain on the reversal of the fair value increment on the 7.875% notes due 2011, net of the early tender premium, tender offer fees and other costs. All amounts are presented net of tax.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free 1-800-245-8812 or Morgan Stanley & Co. Incorporated toll-free 1-800-624-1808.

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